June 15, 2007

Mail Stop 6010

Ronald E. Lusk
Chairman, Chief Executive Officer and President
Lighting Science Group Corporation
2100 McKinney Avenue, Suite 1555
Dallas, Texas 75201

> **Re:** **Lighting Science Group Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 22, 2007**
> **File No. 333-142018**

Dear Mr. Lusk:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 37

1. We note your response to prior comment 1. As noted in paragraph D.29 of the Division of Corporation Finance's *Manual of Publicly Available Telephone Interpretations*, the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Among the factors to be considered are the selling shareholders' relationship to the issuer and the amount of shares involved. It appears that Ardsley Partners may be deemed an affiliate by virtue of its beneficial ownership of your common stock. In addition, you are registering a significant percentage of this offering for resale by Ardsley Partners. Please tell us how registration of the shares registered on behalf of Ardsley Partners in the volume currently contemplated is consistent with Rule 415(a)(1)(i).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc (via fax):   Greg Samuel – Haynes and Boone, LLP